SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                             (Amendment No._______)


                               GetThere.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    374266104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ] Rule 13d-1(b)

    [ ] Rule 13d-1(c)

    [X] Rule 13d-1(d)

                         (Continued on following pages)

---------------------------------               --------------------------------
CUSIP NO. 374266104                   13 G               Page 1 of 4 Pages
---------------------------------               --------------------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       Gadi Maier

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                        (a) [ ]     (b)  [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. Citizen

------------------- ------------------------------------------------------------
     NUMBER OF        5        SOLE VOTING POWER
      SHARES                   1,800,000
   BENEFICIALLY     -------- ---------------------------------------------------
  OWNED BY EACH       6        SHARED VOTING POWER
    REPORTING                  0
     PERSON         -------- ---------------------------------------------------
      WITH            7        SOLE DISPOSITIVE POWER
                               1,800,000
                    -------- ---------------------------------------------------
                      8        SHARED DISPOSITIVE POWER
                               0
------------------- ------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                          1,800,000
------ -------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES                                         [ ]
------ -------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                     5.58%
------ -------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON
       IN
------ -------------------------------------------------------------------------

---------------------------------               --------------------------------
CUSIP NO. 374266104                   13 G               Page 2 of 4 Pages
---------------------------------               --------------------------------


ITEM 1.

         (a)  NAME OF ISSUER:
              GetThere.com, Inc. (the "Company")

         (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              4045 Campbell Avenue, Menlo Park, CA 94025

ITEM 2.

    Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the "Filing Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.

         (a)  Gadi Maier
         (b)  4045 Campbell Avenue, Menlo Park, CA 94025
         (c)  U.S. Citizen
         (d)  Common Stock
         (e)  374266104

ITEM 3.

    Not Applicable

ITEM 4.

    (a), (b) and (c) This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:

                              Common Stock                                                           Dispositive
    Filing Person           Beneficially Owned             % of Class (1)        Voting Power          Power
    -------------           ------------------             --------------        ------------          -----
     Gadi Maier                 1,800,000                       5.58%             1,800,000           1,800,000



              (1) Based on  32,236,421  outstanding  shares as of  December  31,
                  2000.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

---------------------------------               --------------------------------
CUSIP NO. 374266104                   13 G               Page 3 of 4 Pages
---------------------------------               --------------------------------

    Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

    Not Applicable.

ITEM 10. CERTIFICATION

    Not Applicable.

---------------------------------               --------------------------------
CUSIP NO. 374266104                   13 G               Page 4 of 4 Pages
---------------------------------               --------------------------------


                                    SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  Dated:  June 26, 2000                     Gadi Maier


                                            By: /s/ Gadi Maier
                                                ---------------------------
                                                 Gadi Maier